WESTWOOD ONE, INC.
1166 Avenue of the Americas, 10th Floor
New York, NY 10036

September 16, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Max A. Webb

Re:	Westwood One, Inc. Preliminary Information Statement on Schedule 14C Filed September 6, 2011 File No. 001-14691

Dear Mr. Webb:

On behalf of Westwood One, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 14, 2011 relating to the above-referenced preliminary information statement (the “Information Statement”) filed with the Commission on Schedule 14C (File No. 001-14691) on September 6, 2011.

We have revised the Information Statement in response to the Staff’s comments and are concurrently filing via EDGAR an amended Information Statement (the “Amended Information Statement”) that reflect these revisions and generally update the information contained therein. We are supplementally providing two (2) blacklined copies, complete with exhibits, of the Amended Information Statement marked to show changes from the documents filed on September 6, 2011.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with our response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Information Statement. Except as otherwise specifically indicated, page references in the responses to the Staff’s comments correspond to the pagination of the Amended Information Statement.

U.S. Securities and Exchange Commission
September 16, 2011

General

1.	Disclose that Financial Advisor has consented to use of the fairness opinion in the document.

RESPONSE TO COMMENT 1:

We have supplemented the disclosure on page 72 of the Amended Information Statement to reflect the Staff’s comment.

Annex D

2.	We note the limitation on reliance by shareholders in the fairness opinion provided by Financial Advisor. Because it is inconsistent with the disclosure relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor’s belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor’s engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

RESPONSE TO COMMENT 2:

We have revised Annex D of the Amended Information Statement to reflect the Staff’s comment.

U.S. Securities and Exchange Commission
September 16, 2011

Please do not hesitate to contact Rick Madden of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5379 with any questions or comments regarding this response letter or the Amended Information Statement. Thank you for your assistance.

Sincerely,

/s/ David Hillman
David Hillman
General Counsel and Secretary
of Westwood One, Inc.

cc:  Melissa Garza, SVP Business and Legal Affairs, Westwood One, Inc.

Rick Madden, Skadden, Arps, Slate, Meagher & Flom LLP

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WESTWOOD ONE, INC.

By:  /s/ David Hillman

     Name: David Hillman

     Title: General Counsel and Secretary

Date:  September 16, 2011